Filed pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Regulation 14A

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Kayne Anderson Energy Infrastructure Fund, Inc.

Commission File No. 811-21593

Kayne Anderson NextGen Energy & Infrastructure, Inc.

Commission File No. 811-22467

Kayne Anderson Energy Infrastructure Fund, Inc. Kayne Anderson NextGen Energy & Infrastructure, Inc. 811 Main Street, 14th Floor Houston, TX 77002

REMINDER

Dear Valued Shareholder,

We need your help. We recently mailed to you proxy materials for the combined Special Meeting of Stockholders of Kayne Anderson Energy Infrastructure Fund, Inc. (“KYN”) and Kayne Anderson NextGen Energy & Infrastructure, Inc. (“KMF”), scheduled to take place on November 1, 2023. You are a significant stockholder, and your proxy vote is critical. If you have not yet cast your important proxy vote, please help us by doing so today. We have enclosed another copy of your proxy card for your convenience.

As described in the proxy statement, the Board of Directors of KYN and the Board of Directors of KMF each voted unanimously to approve the Merger, and recommended stockholders of KYN and KMF each vote FOR their respective proposals. Please refer to the combined proxy statement, which can be found at https://vote.proxyonline.com/KA/docs/proxy.pdf.

The Board of Directors of KYN and the Board of Directors of KMF believe that the proposals are in the best interests of each fund and recommends that stockholders vote “FOR” the proposals.

If you have any proxy related questions, or would like to cast your vote by phone, please call 1-877-871-1741 for assistance. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern time.

Please help us by casting your vote today.

Sincerely,

James C. Baker, Jr.

Chairman of each of the Boards of Directors

President and Chief Executive Officer

How do I vote? There are four convenient methods for casting your important vote:

1. Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 1-877-871-1741. Representatives are available Monday through Friday 9 a.m. to 10 p.m. ET.

2. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3. Vote online: You may cast your vote by visiting the web address located on the attached proxy card(s) and following the instructions on the website.

4. Vote by mail: You may cast your vote by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

NOBO/REG